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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                        FIRST MISSISSIPPI CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  320891104
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 320891104              13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     J. KELLEY WILLIAMS, SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

     (a)  Not applicable
     (b)  Not applicable

3.   SEC USE ONLY:

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER:

         864,996

     6.  SHARED VOTING POWER:

         177,000

     7.  SOLE DISPOSITIVE POWER:

         864,996

     8.  SHARED DISPOSITIVE POWER:

         177,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,041,996

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

     5.1%

12.  TYPE OF REPORTING PERSON:*

     IN


                     * SEE INSTRUCTION BEFORE FILING OUT!


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ITEM 1.

(a)  Name of Issuer:

     First Mississippi Corporation
     700 North Street
     P.O. Box 1249
     Jackson, MS  39215-1249

(b)  Address of Issuer's Principal Executive Offices:

     700 North Street
     P.O. Box 1249
     Jackson, MS  39215-1249

ITEM 2.

(a)  Name of Person Filing:   J. Kelley Williams

(b)  Address of Principal Business Office:

     First Mississippi Corporation
     700 North Street
     P.O. Box 1249
     Jackson, MS  39215-1249

     Person filing is President, Chief Executive Officer and Chairman of the Board of the issuer.

(c)  Citizenship of Person Filing:  USA

(d)  Title of Class of Securities:  Common Stock

(e)  Cusip Number of Issuer:  320891104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4.  OWNERSHIP

     (a)  Amount beneficially owned as of December 31, 1993:
          1,041,996 (includes 380,000 shares which the reporting person has the right to acquire)

          Pursuant to Rule 13d-4, person filing disclaims beneficial ownership as to 3,500 shares.

     (b)  Percent of Class:  5.1%

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     (c)  Person filing has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 864,996 shares.

          Person filing has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 177,000 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     The certification pursuant to Rule 13(d)-1(b) is not applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 1994
                                        -------------------------------------
                                                       Date

                                        /s/ J. KELLEY WILLIAMS
                                        -------------------------------------
                                                    Signature


                                        J. Kelley Williams
                                        -------------------------------------
                                                   Name/Title